For immediate release

     Mittal Steel Announces Guidance For 2006
and Publishes Highlights of its 2008 Business Plan:
EBITDA Expected to Reach $9.9 Billion in 2008

June 13th, 2006 – London/Rotterdam – Mittal Steel Company N.V, the world’s largest and most global steel company, today announces guidance for 2006 and publishes highlights of its stand-alone 2008 business plan, which details the Company’s growth prospects over the next three years.

2006 Guidance

For the full year, Mittal Steel is expecting EBITDA1 to reach approximately $7.3 bn, compared with $5.8 bn in 2005. Operating income is expected to be $6.1 bn, compared with $4.7 bn in 2005. Shipments for 2006 are expected to be approximately 60 million tonnes.

For the second half of 2006, Mittal Steel is expecting EBITDA to be between $4.2 -4.4 bn and operating income to be between $3.6 -3.8 bn.

2008 Business Plan

As previously announced, the key elements of the Business Plan were provided on June 2, 2006 to Arcelor S.A. under a confidentiality agreement.

The Business Plan and the summary set out in this release do not take into account the acquisition of Arcelor and the resulting synergies. Nor does it take into account any acquisitions in the M & A pipeline, greenfield developments or minority interests (Hunan Valin of China) of Mittal Steel. The Mittal Steel Business Plan focuses on low cost and high value added global growth, strong productivity and operational improvements as well as mining expansion and synergies from recent acquisitions. Highlights appear below and a detailed summary including, among other things, the assumptions underlying the Business Plan, is attached hereto.

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1 EBITDA is defined as net income plus interest, income taxes, minority interest and depreciation and amortization.

2008 Business Plan Highlights:

2008 EBITDA of $9.9 bn
Gross Incremental EBITDA of $5.3 bn. Net Incremental EBITDA of $3.3 bn after an expected $2.0 bn price squeeze
$3.35 bn in growth capex to 2008, funded by internal cash flow.
Strong free cash-flow[2] generation estimated at $6 bn in 2008
Further value creation through commitment to earnings enhancing transactions

The EBITDA growth is expected to come from five key areas: (i) low-cost brownfield growth and higher utilisation of available capacity; (ii) value-added production capacity expansion, (iii) productivity and operational improvements, (iv) expansion of low-cost mining assets, and (v) synergies from ISG and Kryviy Rih.

Recent global demand growth, coupled with improved market-oriented behaviour by suppliers, has led to the emergence of a more stable operating environment. According to IISI and the CRU, global steel consumption is forecast to increase by 3.6 – 4.5% CAGR from 2006 – 2010, with much of this growth coming from developing markets.

Mittal Steel’s business model favourably positions the Company to capitalise on these positive industry dynamics. Its well-balanced portfolio of assets includes:

-	Low-cost assets that can be expanded to capture demand growth in developing, high-growth markets
-	High-end capabilities in North American and Western European operations which can be leveraged to support value-added investments in developing, high-growth markets
-	Low-cost and expandable mining assets supporting the structural low-cost position of its operations

Commenting, Lakshmi N. Mittal, Chairman and CEO Mittal Steel Company, said:

“The outlook for the steel industry is positive, supported by strong global growth, especially from high-growth, developing markets. Mittal Steel is ideally placed to benefit from these dynamics, which has allowed us to identify net EBITDA improvements of $3.3 bn over the next three years. This figure is very achievable, as it is based on growth rates we have either matched or exceeded in the past. We have built a unique global platform providing exposure to both high-quality developed markets and high-growth, low-cost markets with high vertical integration. This enables us to capture growth opportunities by leveraging our technology leadership to upgrade production in emerging regions as markets mature while benefiting from strong blue chip customer relationships in developed markets such as North America.”

For further information please contact:
Nicola Davidson	Mittal Steel Company	T: +44 20 7543 1162
Lydia Pretzlik	Maitland Consultancy	T: +44 20 7395 0440

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2 Free cash-flow is defined as net cash provided by operating activities less capital expenditure

Forward-Looking Statements

This document contains forward-looking information and statements about Mittal Steel Company N.V. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are urged not to rely on any such forward-looking statements. Forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. Such differences will likely increase over time. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Mittal Steel does not plan to publish detailed financial projections in the future.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed and will file important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and a supplement thereto approved by such regulators on May 31, 2006, and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

UNAUDITED FORECAST EBITDA GROWTH TO 2008

Mittal Steel has prepared a detailed business plan through 2008 that includes specific measures to drive growth in EBITDA (as defined below). Mittal Steel herein summarizes such measures and quantifies the growth in EBITDA that is currently anticipated to result therefrom, based on assumptions also summarized below. The information set out below, which is unaudited, has been prepared on the basis of accounting principles generally accepted in the United States of America (“US GAAP”) and consistently applied.

Mittal Steel does not as a matter of course make public projections as to future results. However, the management of the Company has prepared the prospective financial information set forth below for purposes of discussions with the Arcelor Board of Directors and presentation to its shareholders. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. Mittal Steel does not currently intend to publish detailed financial projections of this nature in the future.

The following information does not take into account, or include any information with respect to, the proposed acquisition of Arcelor.

Readers should be aware that the forecasts included in this section are forward-looking statements. Forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially and adversely from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by management. These and other factors could adversely affect the outcome and financial effects of the forecasts and events and assumptions on which these are based. Investors are urged not to rely on any such forward-looking statements. Forward-looking statements contained in this section regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In addition, investors should note that the forecasts and estimates were derived in a modeling process based on certain underlying assumptions which may prove to be incorrect. Hence, there can be no assurance that the forecasts will eventually prove to be accurate and investors should be aware that a number of factors, including factors outside the control of the Company, may render full achievement of the forecasts impossible. For an overview of certain risks the realization of which may impede the Company’s ability to achieve the forecasts, see “Risk Factors” in the Company’s Annual Report on Form 20-F for the year-ended December 31, 2005 and its Registration Statement on Form F-4 (registration No. 333-132642) on file with the U.S. Securities and Exchange Commission and Share Prospectus dated May 16, 2006 on file with the AFM. For further information on the risks and uncertainties involved with forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements” in such filings.

Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures under U.S. standards with respect to the prospective financial information contained herein, nor have they expressed an opinion or any other form of assurance under U.S. standards on such information or its achievability, and accordingly the Company's independent auditors assume no responsibility for, and disclaim any association with, the prospective financial information included herein that will be incorporated by reference in the above -referenced Registration Statement.

The following table sets out the unaudited forecast EBITDA growth from 2005 to 2008 broken down by the component accretive items:

All amounts in billions of U.S. Dollars
			Notes
2005 US GAAP net income		$3.4
Add:
Interest	0.2
Income tax expense	0.8
Depreciation	0.8
Minority interest	0.5
Effects from rounding	0.1
		2.4
2005 EBITDA (1)		5.8
Add:
Increase due to effects of 2005 acquisitions	0.8		(A)
Increase due to low cost brownfield growth and
higher utilisation of available capacity	1.7		(B)
Increase due to value added capacity expansion	1.2		(C)
Increase due to productivity and operational
improvements	1.5		(D)
Increase due to mining expansion	0.4		(E)
Synergies for Mittal Steel USA,
Mittal Steel Kryviy Rih and Mittal Canada	0.4		(F)
Reduction due to price squeeze	(2.0)		(G)
Effects from rounding	0.1
		4.1
Forecasted EBITDA for the year ended December 31, 2008(2)		$9.9

1. EBITDA is defined as net income plus interest, income taxes, minority interest and depreciation and amortization. The Company believes that EBITDA enhances an investor's understanding of the Company’s financial performance and its ability to satisfy principal and interest obligations with respect to its indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income, cash flow from operations or other measures of performance as defined by US GAAP. Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. The Company uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, the Company reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, minority interest and depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, the Company believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. The Company also believes that its investors use EBITDA as a measure of its ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, the Company recognizes that there are material limitations associated with the use of EBITDA in the evaluation of the Company as compared to net income, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. As the Company has borrowed money in order to finance its operations, interest expense is a necessary element of its costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. As the payment of taxes is a necessary element of the Company’s operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. As the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. The Company compensates for the limitations of using EBITDA by using it to supplement US GAAP results to provide a more complete understanding of the factors and trends affecting the business than US GAAP results alone. The Company also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, the Company uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. The Company also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

The Company believes that net income (loss) is the performance measure calculated and presented in accordance with US GAAP that is most directly comparable to EBITDA.

2. For purposes of its regulatory filings in Europe, the Company publishes financial statements prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (“IFRS”). Under IFRS, 2005 historical EBITDA for the year ended December 31, 2005 was $6.3 billion and the increase due to effects of 2005 acquisitions was $0.4 billion. There are no differences between US GAAP and IFRS with respect to the elements noted above as components of the forecast EBITDA growth through 2008.

General assumptions

The forecast EBITDA growth to 2008 set out above and discussed herein is subject to the following general assumptions. The specific accretive items noted above are themselves subject to more specific assumptions that are described in the notes below.

1.	All monetary values are expressed in constant 2005 US dollars.

2.	All tonnage values are in Metric Tonnes (MT).

3.	All exchange rates are fixed at their average levels during 2005.

4.    2008 forecast sales prices of all products in all markets are maintained at their actual 2005 levels. With respect to entities acquired during 2005 (International Steel Group Inc. and subsidiaries (“ISG”) and Kryvorizhstal (“Mittal Steel Kryviy Rih”), the 2005 baseline sales price level assumed is the average of the sales prices from the date of acquisition until December 31, 2005. See general assumption 6 below with respect to assumptions relating to the general decrease in Mittal Steel’s real sales prices. A 1% increase or decrease in 2008 forecasted sales prices (assuming 2008 forecast variable cost of all products in all markets remained as estimated) would affect forecast 2008 EBITDA by $0.4 billion.

5.    2008 forecast variable costs of all products in all markets are set at their actual 2005 levels. With respect to entities acquired during 2005 (ISG and Mittal Steel Kryviy Rih), the 2005 baseline variable costs assumed is the average of the variable costs recorded from the date of acquisition until December 31, 2005. A 1% increase or decrease in 2008 forecast variable cost of all products in all markets assuming 2008 forecasted sales prices remained as estimated (but see general assumption 6 below) would affect forecast 2008 EBITDA by $0.2 billion.

6.    A general decrease in Mittal Steel’s real sales prices in relation to constant cost of goods sold is assumed at 1.75% per year. A 0.25% increase or decrease in this rate would affect forecast 2008 EBITDA by $0.3 billion.

7.    The forecasts are based solely on organic growth opportunities from Mittal Steel’s current operating subsidiaries. They do not factor in any external growth resulting from any acquisitions (including the proposed acquisition of Arcelor), any increase in operational performance of unconsolidated minority interests (specifically Hunan Valin in China), or results generated by the prospective green field development in India (which is not currently expected to be operational within the timeframe covered by the forecasts). Production increases resulting from organic growth and capital expenditures (see general assumption 8 below) are assumed to be sold as the production capacity is operational.

8.    The Company has estimated total capital expenditure of approximately $3.35 billion during the period to 2008 in order to achieve the above benefits, over and above its maintenance capital expenditure. Total capital expenditure is therefore estimated at $1.7 billion per year through 2008.

     Investors are cautioned in particular as to the sensitivity of the assumptions set out in points 3, 4 and 5 above. While constant 2005 levels of prices and variable costs have been assumed for purposes of the illustration, in reality Mittal Steel’s main cost categories will experience variations. Specifically, raw material and energy costs will increase or decrease depending upon the global economic scenario and supply/demand dynamics, and labour costs will also vary depending on inflation rates, collective bargaining agreements, social commitments and employee levels. Also the selling prices would be subject to variations due to factors such as change in demand/supply balance and inventory holding patterns. As Mittal Steel cannot forecast such changes it has assumed, for illustrative purposes, constant prices and costs and applied a general decrease in real sales prices separately (see point 6 above and section G below). Similarly, exchange rates will fluctuate based on market dynamics.

Notes to Unaudited Forecast EBITDA Growth to 2008

(A) Effects of 2005 acquisitions

The amount reflects the estimated effects on EBITDA of the acquisition of ISG and Mittal Steel Kryviy Rih as if such acquisitions had occurred on January 1, 2005. The information relating to ISG is derived from the unaudited pro forma financial information included in the Company’s Form 6-K dated May 26, 2006. The information relating to Mittal Steel Kryviy Rih is a management estimate.

(B) Low cost brownfield growth and higher utilisation of available capacity

Mittal Steel is forecasting demand growth to be greatest in the developing world, where it operates a large portfolio of assets and has leading positions in Central and Eastern Europe (“CEE”), Africa and Central Asia and Mexico. Per capita steel consumption is relatively low in these regions. The Company has principally targeted its operations in CEE, South Africa and Kazakhstan for brownfield growth and higher utilisation of available capacity, based on both the strong domestic market growth and the cost advantages of these facilities. The focus of these operating subsidiaries will be on domestic demand and exports, particularly to Asia. This growth is consistent with Mittal Steel’s historical performance in developing economies (e.g. Romania, South Africa) where it has outperformed regional consumption growth in most cases.

As a result of this brownfield growth,combined with de-bottlenecking opportunities and higher utilsation of available capacity, shipments from the Company on a like-for-like basis are expected to increase from 54.2 million tonnes in 2005 to 66.2 million tonnes by 2008. In 2004, Mittal Steel had shipments of 38.2 million tonnes, ISG had shipments of 14.1 million tonnes and Mittal Steel Kryviy Rih had shipments of 6.1 million tonnes thus aggregating to 58.4 million tonnes. Reduction of shipments in 2005 from 2004 was due to market conditions. The EBITDA improvement from such shipment growth is expected to amount to approximately $1.7 billion. A 1% increase or decrease in the overall expected shipments would affect forecast 2008 EBITDA by $0.1 billion. The shipment growth has been assumed at Mittal Steel Poland, Mittal Steel Kryviy Rih, Mittal Steel Galati, Mittal Steel Ostrava, Mittal Steel Temirtau, Mittal Steel Annaba, Mittal Steel South Africa, Mittal Steel Zenica and Mittal Steel USA.

The following specific assumptions underlie the above forecasts of shipment growth and EBITDA growth:

The operating cost of these expansions is assumed to be at variable cost once fully commissioned and operational.

The estimated additional EBITDA from expansion in flat products (except plates) is calculated by multiplying the estimated additional volume of flat production (estimated 2008 volume less the 2005 volume) by the margin. The margin is the difference between the selling price per MT and variable cost of Hot Rolled Coil (HRC) per MT at the relevant operating subsidiary during 2005. For plate production the additional EBITDA for the relevant additional slab production was used.

The estimated additional EBITDA of expansion in long products is calculated by multiplying the additional volume of long production (estimated 2008 volume less the 2005 volume) by the margin. The margin is the difference between the price per MT and variable cost of billet/bloom/rebar per MT at the relevant operating subsidiary during 2005 (for Mittal Steel Temirtau long product expansion, Mittal Steel Kryviy Rih variable costs were used as a proxy and prices were estimated).

Of the above assumptions, the Company can influence the amount of shipment growth through management of capital expenditure and higher utilisation of available capacity.

The above assumptions are nonetheless market-driven to a large extent and thus outside the exclusive control of the Company. For instance, any material change in macro-economic conditions could influence the Company’s current plans and cause it to adjust the timing and extent of the proposed expansion capacity and higher utilisation of available capacity. The components of variable cost (e.g., principally the cost of raw materials including energy) are also sensitive to fluctuations in macro-economic conditions. Similarly, changes in selling price and exchange rates are outside the exclusive control of the Company and as a result the margin and consequently the additional EBITDA may change.

(C) Investments in value added capacity

Currently over one-half of production in Mittal Steel USA is of value-added products. By comparison, value-added production in developing markets is considerably lower as the current demand from these markets focuses more on commodity-range products.

However, as the developing markets continue to grow and mature, they are expected to demonstrate an increased demand for more sophisticated products. Mittal Steel believes that its unique portfolio of assets across both the developed and developing markets position it well to leverage the technological and quality expertise from its high-quality assets to expand value-added production from its developing world assets, as it has done previously (e.g. Kazakhstan, Romania). This additional value-added volume will be driven by a combination of investment and de-bottlenecking.

Specifically, the Company has targeted investing in value-added product capabilities in its operations in Central and Eastern Europe, Asia and Africa. The Company is also targeting an increased proportion of value added production in the Americas. These investments across the Company are expected to lead to $1.2 billion in EBITDA improvements through 2008, of which $0.4 billion in Europe, $0.4 billion in the Americas, and $0.4 billion in Asia/Africa.

The following specific assumptions underlie the above forecasts of EBITDA growth:

Additional volumes of value-added production (2008 vs. 2005) are estimated at 8 of our principal operating subsidiaries, i.e. Mittal Steel Poland, Mittal Steel Kryviy Rih, Mittal Steel Galati, Mittal Steel Ostrava, Mittal Steel USA, Mittal Steel Temirtau, Mittal Steel South Africa and Mittal Steel Annaba.

The additional value-added volumes are driven by a combination of investment and de-bottlenecking.

For value-added product at each operating subsidiary (other than as specified in the next point), the additional EBITDA is calculated by multiplying the additional volume of value-added product (estimated 2008 volume less the 2005 volume) by the additional margin over the base product (HRC for flat products and billet/bloom/rebar for long products), and all margins are calculated based on actual 2005 prices and variable costs.

With respect only to plate production in Mittal Steel Galati, Mittal Steel USA and Mittal Steel South Africa, the additional EBITDA is calculated using the margin for the plates concerned referenced to slab.

Of the above assumptions, the Company can influence the amount of volume expansion for value-added products through management of capital expenditure and know-how transfer.

The above assumptions are nonetheless market-driven to a large extent and thus outside the exclusive control of the Company. For instance, any material change in macro-economic conditions or in the actual development of demand for value-added products in the markets concerned could influence the Company’s current plans and cause it to adjust the timing and extent of the proposed expansion of value-added production capacity. Also the mix of the value added products as contemplated may undergo change depending upon the global economic outlook or local market conditions. The components of variable cost (e.g., principally the cost of raw materials including energy) are also sensitive to fluctuations in macro-economic conditions. Similarly, changes in selling prices are outside the exclusive control of the Company and as a result the margin and consequently the additional EBITDA may change.

(D) Productivity and operational improvements

Total productivity and operational improvements of $1.5 billion are expected to result from three main areas: manpower productivity (manpower reductions), energy efficiency and improvement in yields.

Manpower productivity improvement

Productivity improvements are anticipated to result in $0.4 billion of increased EBITDA through the manpower reduction plan at existing Mittal Steel operating subsidiaries announced in 2004 and based on a 5 year rolling plan. Such reductions will be achieved through a combination of voluntary retirement schemes and natural attrition and will be consistent with all agreements previously made with governments. A reduction of 11,000 employees was achieved in 2005 through this plan.

This plan accounts for a reduction of around 26,000 full time equivalent (“FTE”) employees across Mittal Steel through 2008.

The additional EBITDA achieved through 2008 was calculated by multiplying the 2005 cost per FTE at each relevant operating subsidiary by the planned number of FTE reduction through 2008:

No severance payments for voluntary plans have been taken into account, as the Company treats these expenses as part of normal operations, as was the case in 2005 as well.

A 1% change in the estimated reductions through voluntary retirement schemes and natural attrition would affect forecast 2008 EBITDA by $4 million.

Of the above assumptions, the Company generally could control the proposed manpower rationalisation as it results primarily from natural attrition or through various agreements with governments and trade unions and is part of an overall plan to drive productivity and efficiency.

Conversely, changes in wage costs are outside the control of the Company since they depend on local labour market conditions, collective labour agreements and macro-economic developments and as a result the additional EBITDA may change.

Energy consumption reduction

The Company is targeting a 6% reduction in energy consumption across all operating subsidiaries over 3 years. This reduction implies an approximately 2% per year annual improvement and assumes no change in energy prices. The Company believes this target is reasonable based on its recent experience and industry benchmarks that it considers comparable. This is expected to result in EBITDA growth of $0.5 billion. A change of 1% to this target rate (i.e. assuming increase to 7% or decrease to 5%) in the estimated energy consumption reduction would affect forecast 2008 EBITDA by $0.1 billion. This projected growth is based on the following specific assumptions:

Energy costs were defined as costs of the four major energy sources: coking coal, coke, natural gas and electricity. Consumption norms of other sources of energy have been considered constant.

2005 actual costs incurred for coking coal, coke, natural gas and electricity were used as the baseline.

The proposed target of 2% per annum reduction in energy consumption is a factor controllable by the Company by efficiently managing the energy balance and production process.

Changes in the cost of energy are outside the control of the Company as cost depends on global price movements, and as a result the additional EBITDA may change.

Yield improvements

Two sources of yield improvement were identified and quantified

The first source is the yield improvement that is expected to take place upon replacement of ingot casting by continuous casting at three operating subsidiaries: Mittal Steel Kryviy Rih, Mittal Steel Temirtau and Mittal Steel Poland. This is estimated to result in a 12% improvement, assuming Mittal Steel Temirtau’s current ingot casting data. This improved yield will proportionately reduce variable costs excluding indirect labour and indirect overheads for producing slabs/billets, since proportionately less input material and processing will be required to achieve the same output. The additional EBITDA was calculated by multiplying the variable cost saving by the tonnage of ingot casting being replaced.

The second source of yield improvement is a targeted reduction in yield losses in all processes across all operating subsidiaries towards the Company’s goal of best-in-class performance. Based upon the actual yields for liquid steel and hot rolling alone, the Company has estimated a weighted average global yield improvement of 1.5%, contributing a 1.5% reduction in variable cost across the Company.

The above two sources of yield improvement are expected to generate estimated additional EBITDA of $0.5 billion.

These projected improvements are based on the following additional assumptions: (1) the improved materials yield will result in proportionately lower variable costs for production of slabs or billets since less input material and processing will be required for the same volume of output; (2) the additional EBITDA was calculated by multiplying the variable cost savings by the tonnage of ingot casting being replaced; and (3) with respect to improvements from improved processes, based upon the actual yields for liquid steel and hot rolling alone, the weighted average global yield improvement has been estimated at 0.5% per annum, resulting in a 1.5% reduction in variable cost across the Company through 2008. A 1% change in this target (assuming reduction of 2.5% in variable costs or 0.5% reduction in variable costs) across the Company through 2008 would affect forecast 2008 EBITDA by $0.2 billion.

The projected yield improvements from both of the sources noted above are factors largely under the control of the Company by efficient management of investment in continuous casting and of the production process through transfer of knowledge. Knowledge sharing has been an integral part of the Company’s management philosophy and approach since the time of its first acquisition. The Company has implemented a Knowledge Management Program (KMP) which aims to develop, share and utilize the knowledge and experience of Company’s management and employees in order to accelerate improvement in business performance.

Changes to variable costs as a result of movements in raw material prices are outside the control of the Company and as a result the additional EBITDA may change.

The Company has also assumed savings of $0.1 billion as a result of closure of the Hot Briquette Iron HBI plant in Trinidad and closure of the hot end at the Weirton steel plant.

(E) Mining expansion

To hedge against supply side constraints and the disproportionate negotiating power of key raw material suppliers, Mittal Steel continues to invest in expanding its mining operations. In the next five years, the objective is to move from 56% self-sufficiency in iron ore to 80% at current levels of steel production, driven by a mixture of acquisitions and capacity expansions. This would entail an increase in iron ore production by approximately 28 million tonnes (of which 17 million tonnes to be achieved by 2008), which would come from restarting production in Liberian iron ore mines under Mittal Steel’s management in 2007, increasing the open pit mining in Ukraine to increase raw ore production, similarly expanding its Bosnian mine, commissioning a pioneering project for dephosphorization of iron ore concentrate in Kazakhstan, and investment in new mines in Mexico. The EBITDA growth from this expansion through 2008 is estimated at a net amount of $0.4 billion based on the following specific assumptions:

Once fully commissioned and operational these expansions are assumed to operate at variable cost (i.e., no additional fixed costs are required), apart from Liberia, which is a green field expansion where full costs are assumed.

The EBITDA value of each expansion is calculated by multiplying the estimated tonnage from the expansion by the relevant margin. The relevant margin is the difference in the market price (based upon $40.60/t, the 2005 benchmark price for CVRD fines 64.9% Fe (a standard grade of Brazilian iron ore commonly used as an index in the world iron ore market, adjusted for Fe content), and the estimated variable cost (except Liberia, where full costs are assumed).

Finally, the EBITDA value of the 2.5 million MT expansion in Mittal Steel Temirtau has been subtracted from the total additional EBITDA from “mining expansion” since this tonnage will be consumed internally by the steel expansion at Mittal Steel Temirtau (the benefit having been taken into account when calculating the benefit of the steel expansion as described in note B above).

A 1% change in the expected iron ore production in 2008 would affect forecast 2008 EBITDA by $4 million.

Assuming no change in applicable laws and regulations in the various countries where mining is proposed and no major changes in global iron ore prices, the Company could manage the mining capacity expansion through capital investment.

Conversely, these assumptions are not entirely within the control of the Company to the extent that (i) changes in the laws and regulations of the various countries where mining is contemplated could impose further restrictions and (ii) any significant adverse movements in raw material prices in the world markets, would affect the Company’s ability and willingness to achieve mining capacity expansion. Major changes in labour costs in these regions may also affect the overall profitability and as a result the additional EBITDA may change.

(F) Synergies for Mittal Steel USA, Mittal Steel Kryviy Rih and Mittal Canada

The Company expects to realize synergies from recent acquisitions in the USA, Ukraine and Canada that amount to approximately $0.4 billion of additional EBITDA for 2008. These synergies relate to improved process benefits, purchasing benefits and marketing benefits. A substantial amount of these synergies have already been achieved to date in 2006, on an annualized basis.

(G) Price squeeze effect

The Company believes that flattening of the industry cost curve and a resulting real price decline is a general industry phenomenon, especially in low growth environments. For example trends in US hot rolled coil (flat products) and rebar (proxy for long products) price data from 1980 to 2003 show nominal price changes of approximately. -1% per annum and +1% per annum, respectively.

Structural changes in flat products steelmaking (e.g., introduction of mini-mill technology) over this period suggest that rebar data are a better proxy for long term price decline in absence of structural changes. Assuming inflationary effects of a 2.5% per annum partially offset by 1% price increase in the proxy for long products result in a real price decline of 1.5% . Accordingly, Mittal Steel has assumed for purposes of these forecasts a real sales price decline, in relation to constant cost of goods sold, of 1.75% per year. There can be no assurance that this would be the actual price decrease; it could be greater or lower.
Applying this across 66.2 million MT results in a negative EBITDA impact of $2.0 billion in 2008 relative to 2005.

Actual changes to the industry cost curve as a result of global demand and supply dynamics are not within the control of the Company and may result in a different rate of price decrease (or increase). As a result the additional EBITDA may change.